July 15, 2008

David Burton, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [202-772-9218] and U.S. Certified Mail

Re: Utah Medical Products, Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
File No. 001-12575

Dear Mr. Burton:

Thank you for your review of Utah Medical Products, Inc.’s (UTMD’s) June 25 response to the SEC comment letter dated June 6, which UTMD received June 16, regarding the above referenced disclosures.

From your letter dated July 14, it appears that UTMD’s responses regarding the SEC comments were satisfactory to the SEC.  However, you have indicated that you have an additional comment.  I am baffled by that input, because as I read your three page fax, I do not see any additional comments related to the above referenced disclosures.

With regard to the request at the end of the letter that UTMD acknowledge three statements, we admit that we only acknowledged the first two of three.  I tried to explain UTMD’s perspective on that in the June 25 response letter.  For ease of reference, I have copied that response below:

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

UTMD Response:  UTMD understands that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

Response:  UTMD understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

· and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  This last statement is somewhat confusing, as UTMD clearly relies on SEC staff comments to represent what it needs to do to satisfy SEC disclosure requirements.  Consistent with prior responses to SEC comments, UTMD is unwilling to acknowledge this last statement, as we believe it may also represent a violation of UTMD’s Constitutional rights.

Very respectfully, UTMD believes that the third bullet point acknowledgement may be a violation of its civil rights under the U.S. Constitution, in particular Amendments Number IX and X.  If you disagree, please identify what law or regulation requires UTMD to acknowledge it cannot use SEC comments as a defense in any proceeding initiated by the Commission.

This issue of not acknowledging your third bullet point is hopefully moot, assuming that SEC concludes UTMD is substantially in compliance with applicable SEC regulations. If SEC concludes otherwise, please provide further comments so that we can make the necessary corrections to our public disclosures to get into compliance before you consider consuming dear taxpayer funds going to court.

Please understand that the purpose of our response is to fully comply with all applicable U.S. laws and regulations. We look forward to continuing to work with the SEC in these respects.  Please feel free to contact me directly at the numbers listed at the end of this letter.

Sincerely,

/s/ Kevin L. Cornwell

Kevin L. Cornwell
Chairman & CEO

Direct tele no. (801) 569-4190

Direct fax no. (801) 566-1328